Filed by Biglari Holdings Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  Advance Auto Parts, Inc.
Registration No. 333-166445

On June 4, 2010, Biglari Holdings Inc. issued the following press release:

BIGLARI HOLDINGS INC. TERMINATES EXCHANGE OFFER FOR
SHARES OF ADVANCE AUTO PARTS, INC.

San Antonio, TX., June 4, 2010 – Biglari Holdings Inc. (NYSE: BH) announced today that it has terminated its exchange offer for shares of Advance Auto Parts, Inc. (NYSE: AAP) because the registration statement condition to the offer had not been satisfied as of the expiration date.  Accordingly, any shares tendered in the offer will be returned promptly without expense to the tendering stockholders.

Contact:

Duane E. Geiger, Interim Chief Financial Officer
Biglari Holdings Inc.
(317) 633-4100